United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Wilshire Financial Services Group Inc
------------------------------------------------------------------------
(Name of Issuer)

Common Stock, Par Value $.01
------------------------------------------------------------------------
Title of Class of Securities

971867205
------------------------------------------------------------------------
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525     (216) 595-1047

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

8/30/2000
--------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)
Cusip No 971867207		13D Amendment #1			Page 2


1	Name of Reporting Person	HOWARD AMSTER


       2	      If a member group			a)	/  /

					b)	/X/


       3            SEC Use only


       4	       Source of Funds			PF

       5	       Check if  Disclosure

       6          Citizenship			USA

       Number of Shares	7		Sole Voting		1,263,000

				8		Shared Voting		   170,000

				9		Sole Dispositive	1,263,000

				10 		Shared Dispositive	    170,000

      11	     Aggregate Amount Beneficially owned			1,433,000

12       Check if Aggregate Amount (11)  Excludes Certain Shares

13       Percent of Class Represented by amount in row (11)	7.15%


14       Type of Reporting Person					IN










Cusip No 971867205		13D Amendment #1			Page 3

1   	Name of Reporting Person				Amster Trading Company

2	If a member group					a)	/ /

b)	/X/

3      SEC Use only

      4      Source of Funds					WC

5	Check if Disclosure

6	Citizenship or Place of Organization			USA

Number of Shares		7  Sole Voting

				8  Shared Voting		170,000

				9  Sole Dispositive

					10  Shared Dispositive	170,000

      11	Aggregate Amount Beneficially owned		170,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

	    13	Percent of Class Represented by amount in row (11)	    .85%

       14	Type of Reporting Person				CO















Cusip No 971867205		13D Amendment #1		Page 4


1	Name of Reporting Person				Ramat Securities Ltd

2	If a member group					a)      / /

b)	/X/
      3       SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship or Place of Organization			USA

Number of shares		7	Sole Voting		165,700

8	Shared Voting

9	Sole Dispositive	165,700

				10	Shared Dispositive

11	Aggregate Amount Beneficially owned		165,700

12     Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	   .83%

14	Type of Reporting Person				BD














SCHEDULE 13D/ AMENDMENT #1

CUSIP 971867205		WILSHIRE FINANCIAL SERVICES GROUP INC.

There are no changes to the Schedule 13D, as amended except as follows:

Item 3.  Source and Amount of Funds or Other Consideration
Howard Amster, in his individual retirement accounts purchased additional shares with personal funds without borrowing.  The total
consideration for the purchases is                $ 219,340.75.

Amster Trading Company purchased additional shares with working capital without borrowing. The total consideration for the purchase is $ 78,750.00.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases is $ 28,370.55.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,598,700 shares or 7.98 % of the outstanding shares.

Howard Amster in his individual retirement accounts owns
1,263,000 shares or 6.3 % of the outstanding shares.

Amster Trading company owns 170,000 shares or 0.85 % of the outstanding shares.

Ramat Securities Ltd owns 165,700 shares or 0.83 % of the outstanding shares.

(c) Trades executed on the over-the-counter bulletin board as an open market transaction.

Identity		Date		Shares		Price		Executing broker
Howard Amster's	5/10/00	125,000	1.1875		Bear Stearns
Individual Retirement	5/12/00	    5,000	1.25		Bear Stearns
Accounts		7/27/00	  53,000	1.2185		Friedman, Billings

Amster Trading 	8/30/00	70,000		1.125		Friedman, Billings
Company








Ramat Securities Ltd			Shares bought
			5/8/00		2,000		1.1637		Jefferies & Co
			5/9/00		2,000		1.1637		Jefferies & Co
			5/10/00	3,000		1.1612		Jefferies & Co
			5/15/00	2,000		1.2575		Jefferies & Co
			5/17/00	2,000		1.2575		Jefferies & Co
			5/18/00	2,000		1.2575		Jefferies & Co
			7/25/00	3,500		1.1875		Bear Stearns
			7/27/00	7,000		1.2187		Friedman, Billings

					Shares sold
			5/19/00	   500		1.1875		Bear Stearns
			5/22/00	2,400		1.1875		Bear Stearns
			5/22/00	1,400		1.25		Bear Stearns
			5/25/00	2,000		1.8125		Bear Stearns
			5/25/00	1,500		1.875		Bear Stearns


Signature	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: 8/31/00	Howard Amster	Amster Trading Company	  Ramat Securities Ltd